FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, BC, V6E 4A2

Phone:  604-683-6332 / Fax: 604-408-7499

Item 2.	Date of Material Change

April 14, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 14, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer appoints Timothy Haddon and Daniel Carriere to the board of directors and grants 2,835,000 incentive stock options.

Item 5.	Full Description of Material Change

The Issuer reports the appointment of Mr. Timothy J. Haddon and Mr. Daniel (Dan) A. Carriere to its board of directors, effective immediately.

Mr. Haddon is the President of International Natural Resource Management Co., a mining industry consulting service provider and investor.  He is a graduate of the Colorado School of Mines and a seasoned mining engineer with over 35 years of international mining and business experience.  He spent 23 years working for Texasgulf and Amax with responsibilities in Africa, Australia, Southeast Asia and North and South America.  Mr. Haddon was Chief Executive Officer of Amax Gold from 1989 to 1993, a global mining company with operations in New Zealand and North and South America which was ultimately acquired by Kinross Gold Corporation in 1998.  He was a co-founder of First Dynasty Mines in 1994, and President and Chief Executive Officer of Archangel Diamond Corporation from 1997 to 2002.  He currently serves as Chairman of Anatolia Minerals Development Ltd. (TSX), a company with significant gold exploration and early stage production operations in Turkey, as the lead director for Thompson Creek Metals Inc. (NYSE/TSX), a molybdenum producer with mines in the USA and Canada, and as a director on a select number of private boards.

Mr. Carriere has been a founding partner and significant shareholder of Corriente Resources Inc. (TSX) since 1992 and is currently the Company’s Senior Vice President responsible for corporate development and investor and shareholder relations.  During the past 20 years, Mr. Carriere has been instrumental in the development and financing of small to medium capitalized companies, both private and public, in Canada and the USA.  Mr. Carriere was also a Director of ID Biomedical Corporation and was a significant shareholder in ID Biomedical since the Company’s initial public offering in 1991 and its growth from an initial $3million market capitalization to $1.7 billion, the value of the company’s takeover offer from Glaxo Smith Kline plc in 2005.

Grant of Incentive Stock Options

The Issuer also reports that, pursuant to its 2006 Incentive Stock Option Plan, it has granted directors, officers, employees and consultants incentive stock options to purchase 2,835,000 common shares in the capital stock of the Issuer.  The options are exercisable on or before April 14, 2012 at a price of CAD 7.34 per share.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

April 14, 2010